UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                                SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                 NATIONAL MEDICAL HEALTH CARD SYSTEMS, INC.
-------------------------------------------------------------------------------
                              (Name of Issuer)

                  COMMON STOCK, PAR VALUE $0.001 PER SHARE
-------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                 636918302
-------------------------------------------------------------------------------
                               (CUSIP Number)

                             STEVEN B. KLINSKY
                        NEW MOUNTAIN PARTNERS, L.P.
                        712 FIFTH AVENUE, 23RD FLOOR
                             NEW YORK, NY 10019
                               (212) 720-0300

                                 Copies to:

                               JOHN M. BIBONA
                FRIED, FRANK, HARRIS, SHRIVER & JACOBSON LLP
                             ONE NEW YORK PLAZA
                          NEW YORK, NY 10004-1980
                               (212) 859-8000

-------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               MARCH 19, 2004
-------------------------------------------------------------------------------
          (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D

  CUSIP NO. 636918302                                    Page 2 of 19 Pages

   1          NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              NEW MOUNTAIN GP, LLC

   2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)  [  ]
                                                                      (b)  [  ]

   3          SEC USE ONLY


   4          SOURCE OF FUNDS
                    AF ,OO

   5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                               [  ]


   6          CITIZENSHIP OR PLACE ORGANIZATION
              DELAWARE

               7   SOLE VOTING POWER
                   0
  NUMBER OF
               8   SHARED VOTING POWER
   SHARES          6,956,522*

BENEFICIALLY
               9   SOLE DISPOSITIVE POWER
  OWNED BY         0

    EACH
               10  SHARED DISPOSITIVE POWER
  REPORTING        6,956,522*

 PERSON WITH

     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              6,956,522*

     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES
              [  ]

     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              66.1%

     14       TYPE OF REPORTING PERSON
              00

* Represents shares of common stock, par value $0.001 per share ("Common Stock") of National Medical Health Card Systems, Inc. (the "Issuer") that are issuable upon conversion of the Issuer's series A 7% convertible preferred stock, par value $0.10 per share ("Series A Preferred Stock"). Pursuant to the terms and conditions of the certificate of designations governing the Series A Preferred Stock represented by the amount in Row (8), each share of Series A Preferred Stock entitles its holder to 83.64% of a vote prior to its conversion into shares of Common Stock. Accordingly, as of March 19, 2004, the Reporting Person would be entitled to cast 5,818,435 votes, or 62.0% of the total votes that may be cast by the Issuer's stockholders, prior to the conversion of the Reporting Person's shares of Series A Preferred Stock into shares of Common Stock.

                                SCHEDULE 13D

  CUSIP NO. 636918302                                    Page 3 of 19 Pages

   1          NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              NEW MOUNTAIN INVESTMENTS, LP

   2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)  [  ]
                                                                      (b)  [  ]

   3          SEC USE ONLY


   4          SOURCE OF FUNDS
                    AF ,OO

   5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                               [  ]


   6          CITIZENSHIP OR PLACE ORGANIZATION
              DELAWARE

               7   SOLE VOTING POWER
                   0
  NUMBER OF
               8   SHARED VOTING POWER
   SHARES          6,790,797*

BENEFICIALLY
               9   SOLE DISPOSITIVE POWER
  OWNED BY         0

    EACH
               10  SHARED DISPOSITIVE POWER
  REPORTING        6,790,797*

 PERSON WITH

     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              6,790,797*

     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES
              [  ]

     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              64.5%

     14       TYPE OF REPORTING PERSON
              PN

* Represents shares of common stock, par value $0.001 per share ("Common Stock") of National Medical Health Card Systems, Inc. (the "Issuer") that are issuable upon conversion of the Issuer's series A 7% convertible preferred stock, par value $0.10 per share ("Series A Preferred Stock"). Pursuant to the terms and conditions of the certificate of designations governing the Series A Preferred Stock represented by the amount in Row (8), each share of Series A Preferred Stock entitles its holder to 83.64% of a vote prior to its conversion into shares of Common Stock. Accordingly, as of March 19, 2004, the Reporting Person would be entitled to cast 5,679,823 votes, or 60.5% of the total votes that may be cast by the Issuer's stockholders, prior to the conversion of the Reporting Person's shares of Series A Preferred Stock into shares of Common Stock.

                                SCHEDULE 13D

  CUSIP NO. 636918302                                    Page 4 of 19 Pages

   1          NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              NEW MOUNTAIN PARTNERS, L.P.

   2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)  [  ]
                                                                      (b)  [  ]

   3          SEC USE ONLY


   4          SOURCE OF FUNDS
                    AF ,OO

   5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                           [  ]

   6          CITIZENSHIP OR PLACE ORGANIZATION
              DELAWARE

               7   SOLE VOTING POWER
                   0
  NUMBER OF
               8   SHARED VOTING POWER
   SHARES          6,790,797*

BENEFICIALLY
               9   SOLE DISPOSITIVE POWER
  OWNED BY         0

    EACH
               10  SHARED DISPOSITIVE POWER
  REPORTING        6,790,797*

 PERSON WITH

     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              6,790,797*

     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES
              [  ]

     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              64.5%

     14       TYPE OF REPORTING PERSON
              PN


* Represents shares of common stock, par value $0.001 per share ("Common Stock") of National Medical Health Card Systems, Inc. (the "Issuer") that are issuable upon conversion of the Issuer's series A 7% convertible preferred stock, par value $0.10 per share ("Series A Preferred Stock"). Pursuant to the terms and conditions of the certificate of designations governing the Series A Preferred Stock represented by the amount in Row (8), each share of Series A Preferred Stock entitles its holder to 83.64% of a vote prior to its conversion into shares of Common Stock. Accordingly, as of March 19, 2004, the Reporting Person would be entitled to cast 5,679,823 votes, or 60.5% of the total votes that may be cast by the Issuer's stockholders, prior to the conversion of the Reporting Person's shares of Series A Preferred Stock into shares of Common Stock.

                                SCHEDULE 13D

  CUSIP NO. 636918302                                    Page 5 of 19 Pages

   1          NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              NEW MOUNTAIN AFFILIATED INVESTORS, L.P.

   2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)  [  ]
                                                                      (b)  [  ]

   3          SEC USE ONLY


   4          SOURCE OF FUNDS
                    AF ,OO

   5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                           [  ]

   6          CITIZENSHIP OR PLACE ORGANIZATION
              DELAWARE

               7   SOLE VOTING POWER
                   0
  NUMBER OF
               8   SHARED VOTING POWER
   SHARES          165,725*

BENEFICIALLY
               9   SOLE DISPOSITIVE POWER
  OWNED BY         0

    EACH
               10  SHARED DISPOSITIVE POWER
  REPORTING        165,725*

 PERSON WITH

     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              165,725*

     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES
              [  ]

     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              1.6%

     14       TYPE OF REPORTING PERSON
              PN

* Represents shares of common stock, par value $0.001 per share ("Common Stock") of National Medical Health Card Systems, Inc. (the "Issuer") that are issuable upon conversion of the Issuer's series A 7% convertible preferred stock, par value $0.10 per share ("Series A Preferred Stock"). Pursuant to the terms and conditions of the certificate of designations governing the Series A Preferred Stock represented by the amount in Row (8), each share of Series A Preferred Stock entitles its holder to 83.64% of a vote prior to its conversion into shares of Common Stock. Accordingly, as of March 19, 2004, the Reporting Person would be entitled to cast 138,612 votes, or 1.5% of the total votes that may be cast by the Issuer's stockholders, prior to the conversion of the Reporting Person's shares of Series A Preferred Stock into shares of Common Stock.

                                SCHEDULE 13D

  CUSIP NO. 636918302                                    Page 6 of 19 Pages

   1          NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              STEPHEN B. KLINSKY

   2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)  [  ]
                                                                      (b)  [  ]

   3          SEC USE ONLY


   4          SOURCE OF FUNDS
                    AF, PF

   5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                           [  ]

   6          CITIZENSHIP OR PLACE ORGANIZATION
              UNITED STATES OF AMERICA

               7   SOLE VOTING POWER
                   0
  NUMBER OF
               8   SHARED VOTING POWER
   SHARES          6,956,522*

BENEFICIALLY
               9   SOLE DISPOSITIVE POWER
  OWNED BY         0

    EACH
               10  SHARED DISPOSITIVE POWER
  REPORTING        6,956,522*

 PERSON WITH

     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              6,956,522*

     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES
              [  ]

     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              66.1%

     14       TYPE OF REPORTING PERSON
              IN

* Represents shares of common stock, par value $0.001 per share ("Common Stock") of National Medical Health Card Systems, Inc. (the "Issuer") that are issuable upon conversion of the Issuer's series A 7% convertible preferred stock, par value $0.10 per share ("Series Preferred Stock"). Pursuant to the terms and conditions of the certificate of designations governing the Series A Preferred Stock represented by the amount in Row (8), each share of Series A Preferred Stock entitles its holder to 83.64% of a vote prior to its conversion into shares of Common Stock. Accordingly, as of March 19, 2004, the Reporting Person would be entitled to cast 5,818,435 votes, or 62.0% of the total votes that may be cast by the Issuer's stockholders, prior to the conversion of the Reporting Person's shares of Series A Preferred Stock into shares of Common Stock.

ITEM 1. SECURITY AND ISSUER

     This statement on Schedule 13D ("Statement") relates to the common stock, par value $0.001 per share ("Common Stock"), of National Medical Health Systems, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 26 Harbor Park Drive, Port Washington, New York 11050.

ITEM 2. IDENTITY AND BACKGROUND

     (a) - (c) AND (f). This Statement is filed by New Mountain GP, LLC, a Delaware limited liability company ("NM"), New Mountain Investments, L.P., a Delaware limited partnership ("NMI"), New Mountain Partners, L.P., a Delaware limited partnership ("New Mountain"), New Mountain Affiliated Investors, L.P., a Delaware limited partnership ("NMAI, together with New Mountain, the "Purchasers"), and Steven B. Klinsky (collectively, the "Reporting Persons").(1)

     NM is the general partner of NMI and NMAI, and is principally engaged in the business of serving as NMI's and NMAI's general partner. The principal business address of NM, which also serves as its principal office, is 712 Fifth Avenue, 23rd Floor, New York, New York 10019.

     NMI is the general partner of New Mountain, and is principally engaged in the business of serving as New Mountain's general partner. The principal business address of NMI, which also serves as its principal office, is 712 Fifth Avenue, 23rd Floor, New York, New York 10019.

     New Mountain was formed to seek long-term capital appreciation through direct private equity and equity-related investments. The principal business address of New Mountain, which also serves as its principal office, is 712 Fifth Avenue, 23rd Floor, New York, New York 10019.

     NMAI was formed to seek long-term capital appreciation through direct private equity and equity-related investments. The principal business address of NMAI, which also serves as its principal office, is 712 Fifth Avenue, 23rd Floor, New York, New York 10019.

     Steven B. Klinsky is the sole member of NM. Mr. Klinsky is engaged principally in the business of serving as NM's sole member and as the Chief Executive Officer and managing member of New Mountain Capital, LLC. New Mountain Capital, LLC is the sole manager of, and is principally engaged in managing, New Mountain and NMAI. Mr. Klinsky's principal business address and the principal business address and principal office of New Mountain Capital, LLC is 712 Fifth Avenue, 23rd Floor, New York, New York 10019. Mr. Klinsky is a citizen of the United States of America.

     The Reporting Persons have entered into a joint filing agreement, dated as of March 19, 2004, a copy of which is attached to this statement as Exhibit 99.1.

     (d) - (e). None of the Reporting Persons during the last five years has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities

-----------------------
(1) Neither the present filing nor anything contained herein shall be construed as an admission that any Reporting Person constitutes a "person" for any purposes other than Section 13(d) of the Securities Exchange Act of 1934, as amended.

subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     On March 19, 2004 (the "Closing Date"), the Issuer and the
Purchasers consummated the purchase and sale of 6,956,522 shares of series A 7% convertible preferred stock of the Issuer, par value $0.10 per share (the "Series A Preferred Stock"), pursuant to the Amended and Restated Preferred Stock Purchase Agreement, dated as of November 26, 2003, by and between the Issuer and New Mountain (the "Purchase Agreement"). (Pursuant to an assignment agreement, effective as of November 26, 2003, by New Mountain in favor of NMAI, New Mountain assigned, conveyed, transferred and delivered to NMAI 2.3823% of its right, title and interest in, and obligations with respect to, the purchase of 6,956,522 shares of Series A Preferred Stock pursuant to the Purchase Agreement.) At the Closing (as defined in the Purchase Agreement), the Purchasers purchased and were issued 6,956,522 shares of Series A Preferred Stock in consideration for $80,000,003, which they obtained from capital contributions from their partners.

ITEM 4. PURPOSE OF THE TRANSACTION

General
-------

     Pursuant to the Purchase Agreement, the Purchasers invested $80,000,003 in the Issuer in return for 6,956,622 shares of the Issuer's Series A Preferred Stock. The Series A Preferred Stock is convertible into shares of Common Stock at an initial conversion price of $11.50 per share. As of the Closing Date, the Purchasers' Series A Preferred Stock was convertible into an aggregate of 6,956,622 shares of Common Stock. The Issuer used a portion of a proceeds from the issuance and sale of the Series A Preferred Stock to effect a tender offer for up to 4,545,455 shares of Common Stock at a price of $11.00 per share (the "Self-Tender"). The Self-Tender was conditioned on, among other things, the valid tender of 4,448,900 shares of Common Stock.

     Pursuant to the related Support Agreement, dated as of October 30, 2003, by and among the Issuer, Bert E. Brodsky, P.W. Capital Corp., Lee Jared Brodsky, David Craig Brodsky, Jeffrey Holden Brodsky, Jessica Brodsky Miller, the Bert E. Brodsky Revocable Trust, the Irrevocable Trust of Lee Jared Brodsky, the Irrevocable Trust of David Craig Brodsky, the Irrevocable Trust of Jeffrey Holden Brodsky and the Irrevocable Trust of Jessica Brodsky Miller (collectively, the "Covered Stockholders"), and New Mountain (the "Support Agreement"), the Covered Stockholders agreed to, among other things, to tender 4,448,900 shares of Common Stock into the Self-Tender. On March 19, 2004, 4,448,900 shares of Common Stock, representing 4,448,900 shares of Common Stock owned by the Covered Stockholders, were tendered into the Self-Tender and accepted for payment by the Issuer.

Board Representation; Governance; Consent Rights
------------------------------------------------

     Reorganization of Board
     -----------------------

     Pursuant to the Purchase Agreement, effective upon the Closing, the board of directors of the Issuer (the "Board") was reorganized as follows:
(i) three directors of the Board (Kenneth J. Daley, Ronald L. Fish and Gerald Shapiro) resigned; (ii) the Board was expanded from seven to ten directors; and (iii) six directors selected by the Purchasers (Steven B. Klinsky, Michael B. Ajouz, G. Harry Durity, Michael T. Flaherman, Robert R. Grusky and Robert S. Silberman) were elected to the Board to fill the vacant seats. In addition, pursuant to the related amendment to the Issuer's certificate of incorporation (the "Certificate of Amendment"), the Issuer eliminated the classified structure of its Board.

     Board Representation of Holders of Series A Preferred Stock
     -----------------------------------------------------------

     Pursuant to the terms of the Certificate of Designations, Preferences and Rights of Series A 7% Convertible Preferred Stock of the Issuer, dated March 18, 2004 (the "Certificate of Designations"), which governs the rights of holders of Series A Preferred Stock, holders of Series A Preferred Stock are initially entitled to elect 60% of the Board, or six out of 10 directors. Thereafter, the percentage of the Board that the holders of the Series A Preferred Stock may nominate and elect is based upon the number of shares of Common Stock that the Purchasers and certain of their transferees (the "Initial Holders") beneficially own at the time, measured as a percentage of the number of shares of Common Stock that the Purchasers beneficially owned as a result of their original investment in the Series A Preferred Stock. This original beneficial ownership is referred to as "the Purchasers' original investment." The percentage of the Board that holders of the Series A Preferred Stock may nominate and elect decreases in the following manner as the Initial Holders' beneficial ownership of Common Stock decreases:

       PERCENTAGE OF
      THE PURCHASERS'                        PERCENTAGE OF OR
    ORIGINAL INVESTMENT                    NUMBER OF DIRECTORS
------------------------------            ----------------------
     75% and above                          at least 60%
at least 65% but less than 75%              at least 50%
at least 55% but less than 65%              at least 40%
at least 40% but less than 55%              at least 30%
at least 25% but less than 40%              at least 20%
at least 10% but less than 25%              at least one director

     Unless prohibited by applicable law or by any applicable rules of any self-regulatory organization that are binding on the Issuer (and, in such case, only to the extent permitted), for so long as the Initial Holders beneficially own, in the aggregate, shares of Common Stock equal to at least 10% of the Purchasers' original investment, each committee of the Issuer's board of directors, the board of directors of any of the Issuer's subsidiaries and each committee of any such subsidiary's board of directors must include a proportionate number of directors nominated and elected by the holders of Series A Preferred Stock as contemplated above, except that such directors may in no event constitute a majority of the nominating committee.

     Regardless of the voting rights for directors held by the holders of the Series A Preferred Stock described above, those members of the Issuer's board of directors who are neither nominated and elected by the holders of Series A Preferred Stock nor are officers or employees of the Issuer or its subsidiaries will be nominated by the nominating committee. Each holder of Series A Preferred Stock is required to vote or cause to be voted all of its shares of Series A Preferred Stock in favor of or against any such nominees in the same proportion as the votes cast by or on behalf of the holders of the Issuer's voting securities other than the holders of Series A Preferred Stock in respect of their shares of Series A Preferred Stock.

     Board Representation in the Event of a Redemption Default
     ---------------------------------------------------------

     On or after the tenth anniversary of the issuance of the Series A Preferred Stock, a holder of shares of Series A Preferred Stock may require that the Issuer redeem all or a portion of such holder's Series A Preferred Stock. If the optional redemption price for each share of Series A Preferred Stock being redeemed is not paid in accordance with the terms and conditions of the Certificate of Designations, then, in addition to any other rights that may otherwise be available to holders of shares of Series A Preferred Stock, if the holders of shares of Series A Preferred Stock do not then have the right to elect at least a majority of the directors on the Board, then the total number of directors of the Issuer will be increased by such number of directors, if any, as will be required to enable the holders of shares of Series A Preferred Stock to elect a majority of the directors on the Board (the "Default Number") and the holders of shares of Series A Preferred Stock then outstanding, voting together as a single class, will by the affirmative vote of holders of a majority of the total number of shares of Series A Preferred Stock voting thereon, be entitled to elect, at a meeting of such stockholders or by written consent in lieu thereof, to the Board the Default Number of directors (the "Redemption Default Directors"). The Redemption Default Directors are in addition to, and not in lieu of, any directors that holders of shares of Series A Preferred Stock may otherwise be entitled to elect pursuant to the terms of the Certificate of Designations and the Certificate of Incorporation and such directors will each be required to satisfy any applicable qualifications existing under applicable law and any applicable rules of any self regulatory organization that are binding on the Issuer and will be entitled to all rights of voting and participation that are provided to directors of the Issuer generally. If the Issuer pays in cash the aggregate optional redemption price owed by it, then (a) the term of any Redemption Default Director then in office will terminate as of the time such payment is made, (b) the total number of directors of the Issuer will decrease by the number of Redemption Default Directors then in office whose terms will have terminated, and (c) the holders of shares of Series A Preferred Stock will cease to have any rights to elect Redemption Default Directors, in each case, unless and until one or more of the conditions described above recurs.

     Management Consultation Rights
     ------------------------------

     Pursuant to a letter agreement, dated March 19, 2004 (the "Management Rights Letter"), between the Issuer and New Mountain, New Mountain has the right to (a) routinely consult with and advise the management of the Issuer with respect to its operations and (b) inspect books, records, financial and operating data, and other information of the Issuer. In addition, at any time that New Mountain does not have a right to elect a director of the Board pursuant to the rights described herein, New Mountain will be entitled to (x) designate an individual to attend all meetings of the Board and its committees as a nonvoting observer and (y) receive and review copies of all written materials provided to members of the Board.

      Series A Dividend Committees
      ----------------------------

     So long as any of the holders of shares of Series A Preferred Stock are entitled to nominate and elect at least one director, the Issuer will designate two committees to carry out the powers of the Board with respect to declaring dividends on the shares of the Series A Preferred Stock. One committee will be comprised solely of one or more of the directors nominated and elected by the holders of Series A Preferred Stock and the other committee will be comprised solely of one or more of the other directors who are neither directors nominated and elected by the holders of Series A Preferred Stock nor are officers or employees of the Issuer. Each committee will have the power and authority to declare dividends on the Series A Preferred Stock and if either committee declares such dividends, the dividends so declared will be paid regardless of whether the other committee has acted to declare dividends or has acted to prohibit the declaration and payment of such dividends.

      Dividend Policy
      ---------------

     Pursuant to the Certificate of Designations, holders of shares of Series A Preferred Stock are entitled to receive dividends prior to any amounts being paid on Common Stock when, as and if declared by the Issuer's board of directors out of funds legally available therefor. Cumulative dividends on the Series A Preferred Stock are payable quarterly in cash when the dividend is declared. To the extent accrued dividends are not paid on the applicable quarterly dividend payment date, the accrued but unpaid dividends are added to the stated value of each share of Series A Preferred Stock, with the sum of the stated value together with the accrued but unpaid dividends which have been added to the stated value being collectively referred to as the "Accrued Value." From and including March 19, 2004 (the original issuance date of the Series A Preferred Stock) until March 19, 2009, the cumulative dividend on each share of Series A Preferred Stock will accrue daily (computed on the basis of the actual number of days elapsed in a year of 365 or 366 days, as the case may be) and compound quarterly at an annual rate of 7% on the Accrued Value and thereafter the cumulative dividend on each share of Series A Preferred Stock will accrue daily and compound quarterly at an annual rate of 3.5% on the Accrued Value. Dividends must be paid in cash or accrued and added to the Accrued Value quarterly. Once dividends have been added to the Accrued Value, dividends will accrue on the Accrued Value until such dividends, together with all accrued but unpaid dividends on such dividends, are subsequently paid in cash, at which time such dividends, to the extent paid, will be deducted from the Accrued Value.

     Pursuant to the Purchase Agreement, the Issuer has agreed that, except as described in the following paragraph, so long as it is not prohibited from doing so under any requirement of law (including any fiduciary obligation of the Board), (a) the Issuer will pay cash dividends on the Series A Preferred Stock, as promptly as practicable, on a current basis and (b) if the Issuer has insufficient surplus to declare such dividends, it will review the values of its assets and will revalue its assets to the extent possible so as to enable it to pay such dividends, as promptly as practicable, on a current basis. In addition, for so long as the Initial Holders beneficially own shares of Common Stock that constitute either (x) 33% or more of the Series A Preferred Stock issued on the Closing Date (as adjusted for any split, subdivision, combination, recapitalization or similar event from the Closing Date until the date of determination) or (y) 15% or more of the combined voting power of the then outstanding class or classes of stock of the Issuer entitled to vote with respect to an election of the Board ("Voting Stock"), whichever is lower, the Issuer will refrain and will cause its subsidiaries to refrain from entering into any agreements that would preclude the payment of dividends on the Series A Preferred Stock, excluding the Issuer's existing credit facility and any agreements for any replacement, refinancing or extension thereof provided that such renewal, refinancing or extension (i) does not provide for borrowings in excess of the amount that may be borrowed under the Issuer's existing credit facility and (ii) is on substantially similar terms as, or terms no more restrictive with respect to the payment of dividends than, the Issuer's existing credit facility, and shall seek a waiver under any agreements which would prevent such payments at any time.

     The Issuer may not pay any dividends on the Series A Preferred Stock during a period of default or if an event of default has occurred and is continuing under its outstanding credit facility or if the payment of such dividend would result in an event of termination, a group-wide event of termination or a servicer termination event under its outstanding credit facility.

     Holders of Series A Preferred Stock are not entitled to participate in dividends declared on Common Stock. However, for so long as there are any shares of Series A Preferred Stock outstanding, the Issuer may not, directly or indirectly, pay dividends on Common Stock unless (1) all unpaid dividends on the Series A Preferred Stock for all prior dividend periods have been paid in full, (2) cash has been set apart for the payment in full of the dividend for the current dividend period with respect to the Series
A Preferred Stock and (3) all obligations to redeem the Series A Preferred Stock have been fully discharged.

     Consent Rights
     --------------

     So long as there are any shares of Series A Preferred Stock outstanding, the approval of the holders of at least a majority of the Series A Preferred Stock is required before the Issuer may:

     o reclassify the Series A Preferred Stock or amend, alter or repeal or replace any provision of the Issuer's Certificate of Incorporation or Bylaws that adversely affects the dividend or preferred voting powers or other rights of the holders of the Series A Preferred Stock; or

     o declare, pay or make any dividend (other than dividends on the Series A Preferred Stock) or distribution in respect of, or repurchase, redeem or otherwise acquire any of the Issuer's equity securities or any convertible securities, or any derivative or similar securities.

     In addition, so long as the Initial Holders beneficially own shares of Common Stock that amount to at least either 33% of the Common Stock issuable upon conversion of the Series A Preferred Stock on the Closing Date (as adjusted for any split, subdivision, combination, recapitalization or similar event from the Closing Date until the date of determination) or 15% of the combined voting power of the Issuer's then outstanding voting securities, whichever is lower, the approval of a majority of the directors nominated and elected by the holders of the Series A Preferred Stock will be required in order for the Issuer to take any of the following actions:

     (1) any authorization, issuance or reclassification of any of the Issuer's equity securities or any convertible securities, or any derivative or similar securities with respect to any of the foregoing, other than the issuance of: (a) options to purchase shares of Common Stock not to exceed in the aggregate, in any fiscal year, 2 1/2% of the shares of Common Stock outstanding at the end of the immediately preceding fiscal year ("Permitted Options"), (b) shares of Common Stock upon the exercise of Permitted Options, (c) shares of Common Stock upon the exercise of options, warrants and rights outstanding on the Closing Date and (d) shares of Common Stock used as consideration in any transaction of the type described in clause (6) below, but for which consent of the directors nominated and elected by the holders of Series A Preferred Stock is not required;

     (2) the authorization or creation of, or the increase in the authorized amount of, or the issuance of any shares of any class or series of (or the reclassification of any securities into), the Issuer's securities ranking senior to or on par with the Series A Preferred Stock with respect to distributions or rights on liquidation, or any security convertible into or exercisable for or otherwise representing the right to acquire any such securities or any derivative or similar securities representing any of the foregoing;

     (3) any issuance or incurrence of (or agreement to issue or incur, including by way of an acquisition of any entity, or any merger, business combination or similar transaction or as a result of any amendment to any indenture, credit agreement or other similar instrument) debt, other than any borrowing that does not cause the Issuer to have in excess of $50 million of debt at any time outstanding and is made pursuant to and in accordance with the terms of the loan agreement underlying the Issuer's existing credit facility as in effect on the date of the issuance of the Series A Preferred Stock or any other loan agreement approved by the Issuer's board of directors, which approval must include a majority of the directors nominated and elected by the holders of Series A Preferred Stock except that: (a) such debt may only be increased to an amount greater than $40 million if, at the time of borrowing, the Issuer certifies to its board of directors that it reasonably believes that it will be able to comply for at least the next six months with its covenants under the loan agreement referred to above after giving effect to such increase in borrowings and (b) the provisions of clause (a) will be similarly applicable to successive borrowings, repayments and reborrowings under such agreements;

     (4) liquidation, dissolution, winding up or reorganization of the Issuer;

     (5) any transaction or series of related transactions involving a change of control of the Issuer or the sale of all or substantially all of its equity or assets;

     (6) any transaction or series of related transactions involving any acquisition, disposition or other business combination transaction (or series of transactions) involving consideration in an amount greater than $5 million, individually, or $15 million, in the aggregate, in any 24 month period (including without limitation, in each case, the purchase price paid or to be paid in connection with such transaction (whether pursuant to lump sum payments, future payments, earn-out payments or combinations thereof, with any potential future payments discounted to present value) and any and all liabilities which are assumed or to be assumed in connection with such transaction);

     (7) any amendment to the Issuer's Certificate of Incorporation or Bylaws; and

     (8) the removal or replacement of the Issuer's chief executive officer.

Right of First Offer with Respect to Certain Equity Issuances by the Issuer
---------------------------------------------------------------------------

     From the Closing Date, and for as long as the Purchasers beneficially own shares of Common Stock that amount to at least either (x) 33% of the Series A Preferred Stock issued on the Closing Date (as adjusted for any split, subdivision, combination, recapitalization or similar event from the Closing Date until the date of determination) or (y) 15% of the combined voting power of the then outstanding voting securities, whichever is lower, the Purchasers have the right to purchase their pro rata portion of any new equity securities issued by the Issuer, other than (1) stock options to acquire shares of Common Stock or restricted Common Stock issued after the Closing Date to the Issuer's employees, consultants, officers or non-employee directors that have been approved by the Board and the compensation committee of the Board pursuant to any stock option, restricted stock, stock purchase or stock bonus plan, agreement or arrangement that has been approved by the Board and the compensation committee of the Board and any shares of Common Stock issuable upon the exercise of such stock options; (2) securities issued upon conversion of the Series A Preferred Stock; (3) securities issuable as dividends or distributions on shares of the Series A Preferred Stock; (4) securities issued as consideration for the acquisition of another business entity or business segment of any such entity by the Issuer by merger, purchase of substantially all the assets or other reorganization agreement if such issuance is approved by the Board; (5) securities issuable upon exercise of the Issuer's outstanding stock options or warrants outstanding as of October 30, 2003 to purchase Common Stock and Common Stock issuable in connection with acquisitions consummated by the Issuer prior to October 30, 2003; and (6) securities issuable upon conversion or exchange of (a) securities issued in accordance with the right of first offer or (b) securities issued pursuant to clauses (1) through (5) above.

Registration Rights
-------------------

     Demand Registration
     -------------------

     The Issuer is required to register the securities held by the Purchasers upon the request of the holders of a majority of the registrable securities (as described below) then outstanding at any time or from time to time, as follows, subject to the following conditions:

o The Issuer will only be required to register the resale of registrable securities four times, except in connection with a piggyback registration as described below;

o The Issuer is not required to register the resale of registrable securities more than twice during any six month period; and

o The aggregate offering price of registrable securities registered must be at least $5,000,000, unless the registration is of the balance of the registrable securities held by the Initial Holders.

If the Issuer determines in its reasonable judgment, as authorized by the Board, that a requested registration would result in premature disclosure of any material financing, material corporate reorganization or other material transaction, the Issuer may delay the registration. Only one postponement may be made in any 12-month period, which postponement may not exceed 90 days. The registrable securities under the Registration Rights Agreement include the Series A Preferred Stock and the Common Stock and other securities, if any, issuable upon conversion of the Series A Preferred Stock.

     Piggyback Registration
     ----------------------

     The Issuer has granted the Purchasers the right to include their shares in any registration statement filed by the Issuer for its own account or in any registration statement the Issuer has filed upon the request of other stockholders.

     Expenses
     --------

     The Issuer will bear all the expenses of the registration, other than all underwriting discounts and commissions relating to the securities sold by the Initial Holders.

     Indemnification
     ---------------

     The Issuer has agreed to indemnify the Purchasers and their affiliates against any losses which may arise out of or are based upon an untrue statement (actual or alleged) of a material fact, or omission (actual or alleged) of a material fact, contained in any registration statement for the Issuer's securities or the related prospectus, or violations of any federal, state or common law rule or regulation applicable to the Issuer and relating to action or inaction by the Issuer in connection with the registration, other than untrue statements that were provided in writing by the Purchasers and their affiliates or omissions of material facts from statements provided in writing by the Purchasers for inclusion in the registration statement. The Purchasers have agreed to indemnify the Issuer and any underwriters participating in the registration statement against any losses that may arise out of an untrue statement that was provided in writing by the Purchasers or omissions from statements provided in writing by the Purchasers for inclusion in the registration statement and relied upon by the Issuer. The amounts owed by the Purchasers under this indemnification obligation may not exceed the proceeds received by the Purchasers from the sale of securities under the registration statement.

     Assignment
     ----------

     The Purchasers may transfer the registration rights to any of their affiliates. The Purchasers may also transfer the registration rights to any other person to whom the Purchasers or their affiliates transfer shares of Series A Preferred Stock or the Common Stock into which the Series A Preferred Stock converts and other securities, if any, issuable on conversion of the Series A Preferred Stock.

Support Agreement Covenants
---------------------------

     Pursuant to the Support Agreement, the Covered Stockholders agreed to take or not take certain actions, as applicable; certain of these covenants survived the Closing. Subject to certain exceptions, each Covered Stockholder agreed that, for as long as the Initial Holders beneficially own 10% or more of the combined voting power of the Voting Stock, during the period commencing on the Closing Date until the later of (x) two years after the Closing or (y) one year after such Covered Stockholder's last date of employment or, if later, service as a director of the Issuer, it will not directly or indirectly sell, pledge, encumber, grant any proxy or enter into any voting or similar agreement with respect to, transfer or otherwise dispose of (collectively, "Transfer"), or agree or contract to Transfer, any securities of the Issuer held by such Covered Stockholder (all such securities held by Covered Stockholders referred to as "Covered Securities"), except under certain circumstances, including:

          o each Covered Stockholder may transfer Covered Securities pursuant to and in compliance with Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"); provided, that the number of Covered Securities in such Transfer, together with all other Transfers of Covered Securities in the preceding three months, by such Covered Stockholder (determined in accordance with Rule 144) does not exceed the greater of one percent of the shares of Common Stock outstanding as shown by the most recent report or statement published by the Issuer or the average weekly reported volume of trading in Common Stock on The Nasdaq Stock Market, Inc.'s National Market System (the "Nasdaq Market") during the four calendar weeks preceding such Transfer;

          o each Covered Stockholder may Transfer Covered Securities in a transaction that is exempt from or not subject to the registration requirements of the Securities Act; provided, that (x) prior to such Transfer by such Covered Stockholder, the Issuer and New Mountain Partners must receive a written opinion of counsel to the effect that such Transfer is exempt from or not subject to the registration requirements of the Securities Act; (y) the number of Covered Securities in such Transfer, together with all other Transfers of Covered Securities in the preceding three months, by such Covered Stockholder (determined in accordance with Rule 144) does not exceed the greater of one percent of the shares of Common Stock outstanding as shown by the most recent report or statement published by the Issuer or the average weekly reported volume of trading in Common Stock on the Nasdaq Market during the four calendar weeks preceding such Transfer; and (z) the aggregate number of Covered Securities so Transferred by all Covered Stockholders (whether in a single Transfer or in multiple Transfers) to a single transferee (and any affiliates or associates of such transferee) represents less than 4% of the then outstanding Voting Securities; and

          o Mr. Brodsky may pledge up to 50% of his Covered Securities as security for one or more loans from a financial institution if the beneficiary of or counterparty to such pledge agreement delivers a letter to New Mountain Partners and the Issuer prior to such Transfer in which such beneficiary or counterparty agrees to be bound to certain provisions of the Support Agreement.

     Each Covered Stockholder also agreed to certain restrictions that will last from the Closing Date until the later of (x) two years after the Closing Date or (y) two years after such Covered Stockholder's last date of employment or, if later, service as a director of the Issuer, including, among other things, that each Covered Stockholder will not:

          o make an Acquisition Proposal (as defined in the Purchase Agreement), or acquire or propose to acquire securities, assets or businesses of the Issuer;

          o participate in any solicitation of proxies with respect to the Issuer's securities, or seek to encourage or influence any person with respect to voting of any of the Issuer's securities;

          o make any proposal to the Issuer's Board or seek or propose to influence or control the management or policies of the Issuer; or

          o enter into discussions or negotiations with third parties with respect to the foregoing.

Each of these restrictions is subject to exceptions for actions taken by a Covered Stockholder in his position, if any, as a member of the Board.

     In addition, Mr. Brodsky agreed (i) to certain non-competition restrictions and (ii) that at any time that he and his affiliates beneficially own in the aggregate more than 9.5% of the Voting Stock (the number of shares of stock above such 9.5%, the "Excess Shares"), Bert Brodsky will direct the Issuer to vote the Excess Shares in favor or against each proposal voted upon at a meeting of the stockholders of the Issuer in the same proportion as the votes cast in respect of all Voting Stock, excluding the Excess Shares, on such proposal.

     The preceding descriptions of the Purchase Agreement, the Certificate of Designations, the Support Agreement, the Registration Rights Agreement and the Management Rights Letter are not intended to be complete and are qualified in their entirety by reference to the full text of such agreements, copies of which are attached as Exhibits 99.2 to 99.6 hereto, respectively, and are incorporated herein by reference.

Other Plans and Proposals
-------------------------

     Except as set forth in this Statement (including the exhibits incorporated by reference herein), the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions described in Item 4(a) through (j) of Schedule 13D under Rule 13d-1(d).

     Each of the Reporting Persons reserves the right, in light of its ongoing evaluation of the Issuer's financial condition, business, operations and prospects, the market price of the Common Stock, conditions in the securities markets generally, general economic and industry conditions, its business objectives and other relevant factors, to change its plans and intentions at any time, as it deems appropriate. In particular, any one or more of the Reporting Persons (and their respective affiliates) may purchase additional shares of Common Stock or other securities of the Issuer or may sell or transfer shares of Common Stock or other securities of the Issuer in public or private transactions, may distribute Common Stock or other securities of the Issuer in-kind to their partners or member, as applicable, may enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of their positions in the Common Stock or other securities, and/or may take any other action that might result in any of the matters set forth in response to paragraphs (a) - (j) of Item 4. Any such transactions may be effected at any time or from time to time, subject to any applicable limitations imposed on the transactions by the Securities Act or other applicable law.

          Except as described in this Schedule 13D and except for arrangements between and among the Reporting Persons, none of the Reporting Persons has any contracts, agreements, arrangements, understandings or relationships with any other person or entity for the purpose of acquiring, holding, voting or disposing of any shares of Common Stock or Series A Preferred Stock.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a). Based on a closing certificate delivered to the Purchasers on the Closing Date by the Issuer, as of March 19, 2004, there were 3,568,676 shares of Common Stock issued and outstanding.

     As of the Closing Date, Mr. Klinsky and NM may be deemed to beneficially own an aggregate of 6,956,522 shares of Common Stock consisting of the 6,956,522 shares of Common Stock that may be deemed to be beneficially owned by the Purchasers, as described below, representing, in the aggregate, approximately 66.1% of the issued and outstanding shares of Common Stock.

     Mr. Klinsky and NM disclaim beneficial ownership of the shares of Common Stock beneficially owned by the Purchasers and NMI to the extent that partnership interests in the Purchasers and NMI are held by persons other than Mr. Klinsky or NMI.

     As of the Closing Date, NMI may be deemed to beneficially own an aggregate of 6,790,797 shares of Common Stock that may be deemed to be beneficially owned by New Mountain, representing approximately 64.5% of the issued and outstanding shares of Common Stock. NMI disclaims beneficial ownership of the shares of Common Stock beneficially owned by the New Mountain to the extent that partnership interests in New Mountain are held by persons other than New Mountain.

     As of Closing Date, New Mountain may be deemed to beneficially own an aggregate of 6,790,797 shares of Common Stock, representing approximately 64.5% of the issued and outstanding shares of Common Stock.

     As of Closing Date, NMAI may be deemed to beneficially own an aggregate of 165,725 shares of Common Stock, representing approximately 1.6% of the issued and outstanding shares of Common Stock.

     (b). Each Reporting Person may be deemed to share the power to vote or direct the vote and to dispose or to direct the disposition of the shares of Common Stock that the Reporting Person may be deemed to beneficially own as described above.

     (c). Except as set forth above, there have been no purchases or sales by any of the Reporting Persons of Common Stock during the last 60 days.

     (d). No person is known by any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock that may be deemed to be beneficially owned by any Reporting Person.

     (e). Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUERS

     The responses set forth in Items 3 and 4 of this Statement are incorporated into this Item 6 by reference in their entirety.

     Other than the Purchase Agreement, the Certificate of Designations, the Support Agreement, the Registration Rights Agreement, the Management Rights Letter, and the related documents and the transactions contemplated thereby and other understandings, as described in this Item and in Item 3 and Item 4 above, the Reporting Persons know of no other contracts, arrangements, understandings or relationships required to be described herein.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

99.1   Joint Filing Agreement, dated March 19, 2004.

99.2 Amended and Restated Preferred Stock Purchase Agreement, dated as of November 26, 2003, by and between National Medical Health Card Systems, Inc. and New Mountain Partners, L.P.

99.3 Certificate of Designations, Preferences and Rights of Series A 7% Convertible Preferred Stock of National Medical Health Systems, Inc., dated March 18, 2004.

99.4 Support Agreement, dated as of October 30, 2003, by and among National Medical Health Card Systems, Inc., Bert E. Brodsky, P.W. Capital Corp., Lee Jared Brodsky, David Craig Brodsky, Jeffrey Holden Brodsky, Jessica Brodsky Miller, the Bert E. Brodsky Revocable Trust, the Irrevocable Trust of Lee Jared Brodsky, the Irrevocable Trust of David Craig Brodsky, the Irrevocable Trust of Jeffrey Holden Brodsky and the Irrevocable Trust of Jessica Brodsky Miller and New Mountain Partners, L.P.

99.5 Registration Rights Agreement, dated as of March 19, 2004, by and among National Medical Health Card Systems, Inc., New Mountain Partners, L.P., and New Mountain Affiliated Investors, L.P.

99.6 Management Rights Letter, dated March 19, 2004, between National Medical Health Card Systems, Inc. and New Mountain Partners, L.P.

                                 SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  March 19, 2004

                                       NEW MOUNTAIN GP, LLC


                                       By:  /s/ Steven B. Klinsky
                                          -------------------------
                                          Steven B. Klinsky
                                          Member


                                       NEW MOUNTAIN INVESTMENTS, L.P.

                                       By:New Mountain GP, LLC,
                                          its general partner


                                       By:  /s/ Steven B. Klinsky
                                          -------------------------
                                          Steven B. Klinsky
                                          Member

                                       NEW MOUNTAIN PARTNERS, L.P.

                                       By:New Mountain Investments, L.P.,
                                          its general partner

                                       By:New Mountain GP, LLC
                                          its general partner

                                       By:  /s/ Steven B. Klinsky
                                          -------------------------
                                          Steven B. Klinsky
                                          Member


                                       NEW MOUNTAIN AFFILIATED INVESTORS, L.P.

                                       By:New Mountain GP, LLC,
                                          its general partner


                                       By:  /s/ Steven B. Klinsky
                                          -------------------------
                                          Steven B. Klinsky
                                          Member



                                       By:  /s/ Steven B. Klinsky
                                          -------------------------
                                          Steven B. Klinsky